                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)*


                             DELHAIZE AMERICA, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class B Common Stock, $.50 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  344775-10-1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Michael E. Dillard, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4675
                                 (214) 969-2800
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 16, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)





                               Page 1 of 7 Pages

CUSIP No.         344775-10-1
-------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize Le Lion"). EIN: 98-0226019
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         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)   X

                  (b)
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         3.       SEC Use Only
-------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)           OO
-------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization         Belgium
-------------------------------------------------------------------------------

                    7.     Sole Voting Power
                    -----------------------------------------------------------

                    8.     Shared Voting Power           42,345,686 shares of
Number of Shares                                         Class B Common Stock
Beneficially        -----------------------------------------------------------
Owned by Each
Reporting Person    9.     Sole Dispositive Power        21,228,093 shares of
With                                                     Class B Common Stock
                    -----------------------------------------------------------

                    10.    Shared Dispositive Power
-------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         42,345,686 shares of
                                                         Class B Common Stock
-------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)     56.2%
-------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)

                  CO



                               Page 2 of 7 Pages

CUSIP No. 344775-10-1

-------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Delhaize The Lion America, Inc. ("Detla")
                  EIN:  51-0232323
-------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a) X

                  (b)
-------------------------------------------------------------------------------

         3.       SEC Use Only
-------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)           OO
-------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization         Delaware
-------------------------------------------------------------------------------

                    7.     Sole Voting Power
                    -----------------------------------------------------------

                    8.     Shared Voting Power         42,345,686 shares of
Number of Shares                                       Class B Common Stock
Beneficially        -----------------------------------------------------------
Owned by Each
Reporting Person    9.     Sole Dispositive Power      21,117,593 shares of
With                                                   Class B Common Stock
                    -----------------------------------------------------------

                    10.    Shared Dispositive Power
-------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       42,345,686 shares of
                                                       Class B Common Stock
-------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)     56.2%
-------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)

                  CO





                               Page 3 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 10 ("Amendment No. 10") is filed on behalf of Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize Le Lion") and Delhaize The Lion America, Inc. ("Detla"), with respect to their Schedule 13D filed October 15, 1976 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed November 16, 1976 ("Amendment No. 1"), Amendment No. 2 thereto filed September 1, 1983 ("Amendment No. 2"), Amendment No. 3 thereto filed
March 16, 1988 ("Amendment No. 3"), Amendment No. 4 thereto filed October 3, 1988 ("Amendment No. 4"), Amendment No. 5 thereto filed March 20, 1992 ("Amendment No. 5"), Amendment No. 6 thereto filed September 20, 1994 ("Amendment No. 6"), Amendment No. 7 thereto filed May 25, 1999 ("Amendment No. 7"), Amendment No. 8 thereto filed December 3, 1999 ("Amendment No. 8") and Amendment No. 9 thereto filed September 7, 2000 ("Amendment No. 9") relating to the Class B Common Stock, par value $.50 per share, of Delhaize America, Inc., a North Carolina corporation ("Delhaize America"), previously known as Food Lion, Inc. This Amendment No. 10 supplementally amends the Schedule 13D and Amendment Nos. 1 -- 9 thereto. Amounts stated in this Amendment No. 10 reflect a one-for-three reverse split of the number of shares of Delhaize America's Class B Common Stock issued and outstanding effective September 9, 1999.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented as follows:

         Following the announcement on September 7, 2000 of the proposal made by Delhaize Le Lion to the Board of Directors of Delhaize America to exchange
0.35 shares of Delhaize Le Lion stock for each of the outstanding shares of Class A and Class B common stock of Delhaize America not held by Delhaize Le Lion or Detla, as more fully described in Amendment 9, Delhaize America formed a special committee composed of four independent directors of Delhaize America (the "Special Committee").

         On November 16, 2000, Delhaize Le Lion and Delhaize America issued a joint press release announcing, among other things, that Delhaize Le Lion and Delhaize America had entered into a Share Exchange Agreement, which was the result of an agreement between Delhaize Le Lion and the Special Committee, providing for the exchange by Delhaize Le Lion of 0.40 shares of Delhaize Le Lion stock for each outstanding share of Class A and Class B common stock of Delhaize America not currently held by Delhaize Le Lion or Detla. The press release is incorporated herein by reference in its entirety and is filed with this Amendment as Exhibit 99.1. The plans of Delhaize Le Lion which relate to or would result in any of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D are as set forth in the Share Exchange Agreement, which is incorporated herein by reference in its entirety and is filed with this Amendment as Exhibit 2.1.




                               Page 4 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented as follows:

         Pursuant to the provisions of the Share Exchange Agreement, the 2000 Shareholders' Agreement among Delhaize Le Lion, Detla and Delhaize America as described in Item 6 of Amendment No. 9 to Schedule 13D filed by Delhaize Le Lion on September 7, 2000, will be terminated as of the closing of the share exchange between Delhaize Le Lion and Delhaize America.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         The reporting persons hereby incorporate by reference the Joint Filing Agreement previously filed by the reporting persons as Exhibit C to Amendment No. 7 to their Schedule 13D, filed May 25, 1999.

         2.1 Share Exchange Agreement, dated as of November 16, 2000, by and between Delhaize Le Lion and Delhaize America.


         99.1 Joint Press Release of Delhaize Le Lion and Delhaize America, dated November 16, 2000.




                               Page 5 of 7 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       ETABLISSEMENTS DELHAIZE FRERES
                       ET CIE "LE LION" S.A.

                       By:    /s/ DOMINIQUE RAQUEZ
                              -----------------------------------------

                       Name:  Dominique Raquez
                              -----------------------------------------

                       Title: Member of the Executive Committee
                              Officer, Financial Planning, Control
                              and Development
                              -----------------------------------------

                       Dated: November 17, 2000
                              -----------------------------------------


                       DELHAIZE THE LION AMERICA, INC.

                       By:    /s/ DOMINIQUE RAQUEZ
                              -----------------------------------------

                       Name:  Dominique Raquez
                              -----------------------------------------

                       Title: Director
                              Vice President, Financial Planning,
                              Control and Development
                              -----------------------------------------

                       Dated: November 17, 2000
                              -----------------------------------------





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                               Page 6 of 7 Pages
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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER   DESCRIPTION
------   -----------
 2.1     Share Exchange Agreement, dated as of November 16, 2000, by and between Delhaize Le Lion and Delhaize America.

99.1     Joint Press Release of Delhaize Le Lion and Delhaize America dated
         November 16, 2000.





                               Page 7 of 7 Pages